State of Delaware
Secretary of State
Division of Corporations
Delivered 04:05 PM 10 05 2020
FILED 04:05 PM 10 05 2020
SR 20207650607 - File Number 3812358

CERTIFICATE OF INCORPORATION

OF

UNLOCKED REALITY INC.

ARTICLE I

The name of the corporation is Unlocked Reality Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Akash Bellippady
1352 Trestlewood Drive
San Jose, CA 95138

Executed on October 03, 2020.

E-signed using Clerky ([illegible])

Akash Bellippady

Akash Bellippady, Incorporator

UNLOCKED REALITY INC.

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION

Unlocked Reality Inc., a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law (the *"General Corporation Law"*), does hereby certify:

FIRST: That the name of the corporation is Unlocked Reality Inc. (the *"Corporation"*) and the Corporation was originally incorporated by the filing of its Certificate of Incorporation with the Secretary of State of the State of Delaware (the *"Secretary of State"*) pursuant to the General Corporation Law on October 5, 2020, under the name Unlocked Reality Inc. (the *"Certificate of Incorporation"*);

SECOND: That the Board of Directors of the Corporation duly adopted resolutions proposing to amend the Certificate of Incorporation (the *"Certificate of Amendment"*), declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the Certificate of Amendment is as follows:

> **RESOLVED FURTHER,** that, subject to the approval of the stockholders of the Corporation, the Certificate of Incorporation shall be amended to read as set forth on the Certificate of Amendment.

THIRD: That the Certificate of Amendment, attached hereto as <u>Exhibit A</u> and incorporated by reference herein, was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That the Certificate of Amendment has been duly adopted in accordance with Sections 242 of the General Corporation Law and shall become effective immediately upon its filing with the Secretary of State.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 12th of November 2021.

By: _____
AKASH BELLIPPADY
President & CEO

UNLOCKED REALITY INC.

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

Pursuant to the provisions of Section 242 of the Delaware General Corporation Law, the Board of Directors of Unlocked Reality Inc. (the "Corporation"), duly authorized by the stockholders of the Corporation, adopts the following amendment to its Certificate of Incorporation (the "Certificate of Incorporation"):

FIRST: Article IV of the Certificate of Incorporation is hereby amended in its entirety and replaced with the following:

A. The Corporation is authorized to issue two classes of shares designated "Preferred Stock" and "Common Stock", respectively. The number of shares of Preferred Stock authorized to be issued is eight million (8,000,000) and the number of shares of Common Stock authorized to be issued is twenty million (20,000,000). The par value of each share of Common or Preferred Stock is $0.0001.

B. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

C. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any Preferred Stock Designation).

D. One million one hundred eleven thousand (1,111,000) shares of the Common Stock are hereby designated "CF Common Stock." The CF Common Stock shall be offered and sold solely through a crowdfunded offering or offerings facilitated and administered by a third-party crowdfunding platform. The holders of CF Common Stock shall have equal voting, dividend, and liquidation rights to the holders of Common Stock as provided herein.

SECOND: Except as modified hereby, all provisions of the Certificate of Incorporation as heretofore amended shall remain in full force and effect.